                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                              HCR MANOR CARE, INC.
         ----------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
           ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  404-134-10-8
                         ----------------------------
                                 (CUSIP Number)

                                Patricia Bowditch
                            Realty Investment Company
              8737 Colesville Road, Suite 800, Silver Spring, MD  20910
                                  (301) 495-4400
           ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            September 25, 1998
           ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 404-134-10-8                     13D                   Page 2 of 5


1    Name of Reporting Person

     Stewart Bainum

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )


3    SEC Use Only


4    Source of Funds

     00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(D) or 2(E)     (  )


6    Citizenship or Place of Organization

     USA


Number of Shares Beneficially
 Owned by the Reporting Person with:

     7    Sole Voting Power         6,568,205

     8    Shared Voting Power       3,647,174

     9    Sole Dispositive Power    6,568,205

    10    Shared Dispositive Power  3,647,174

11   Aggregate Amount Beneficially Owned by the Reporting Person

     10,215,379


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares



13   Percent of Class Represented by Amount in Row (11)

     9.24%


14   Type of Reporting Person

     IN


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CUSIP No. 404-134-10-8                 13D                     Page 3 of 5



Item 1.   Security and Issuer

          (a)  Name of Issuer:

               HCR Manor Care, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               One SeaGate
               Toledo, OH 43604

          (c)  Title and Class of Securities:

               Common Stock

Item 2.   Identity and Background

          (a)  Name:

               Stewart Bainum

          (b)  Business Address:

               10750 Columbia Pike
               Silver Spring, MD  20901

          (c)  Present Principal Employment:

               Chairman of the Board
               Realty Investment Company
               8737 Colesville Road
               Suite 800
               Silver Spring, MD  20910

          (d)  Record of Convictions:

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e)  Record of Civil Proceedings:

               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               United States of America

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person was previously the beneficial owner of equity securities of Manor Care, Inc. ("Manor Care") and filed a Schedule 13G with respect to such securities. On September 25, 1998, Manor Care consummated a merger with a wholly owned subsidiary of Health Care and Retirement Corporation, which simultaneously changed its name to HCR Manor Care, Inc. ("HCR Manor Care"). As a result of this transaction, each share of common stock of Manor Care beneficially owned by the Reporting Person was converted into one


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CUSIP No. 404-134-10-8                  13D                       Page 4 of 5


          share of common stock of HCR Manor Care. In addition, the Reporting Person owned options to purchase 8,000 shares of Manor Care common stock, which were exchanged in connection with the merger for 4,454 shares of common stock of HCR Manor Care.

Item 4.   Purpose of Transaction

          See Item 3. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)   Amount and percentage beneficially owned by the Reporting
                Person: 10,215,379 shares, including (i) 3,723,410 shares held directly by the Stewart Bainum Declaration of Trust (the "SB Trust"), of which Mr. Bainum is the sole trustee and beneficiary; (ii) 919,552 shares owned by Bainum Associates Limited Partnership and 1,126,532 shares owned by MC Investments Limited Partnership, each of which is a limited partnership in which the SB Trust is a limited partner and, as such, has the right to acquire at any time a number of shares equal in value to the liquidation preference of its limited partnership interest; (iii) 3,567,869 shares held by Realty Investment Company ("Realty Investment"), in which Mr. Bainum has shared voting authority; (iv) 79,305 shares held by the Commonweal Foundation ("Commonweal"), in which Mr. Bainum has shared voting authority; and (v) 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee and beneficiary of which is Mr. Bainum's wife.

           (b)  Number of shares as to which such person has:
                  (i)   Sole Voting Power         6,568,205

                  (ii)  Shared Voting Power       3,647,174

                  (iii) Sole Dispositive Power    6,568,205

                  (iv)  Shared Dispositive Power  3,647,174

                The Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Realty Investment with family members who are also shareholders of Realty Investment, and (ii) in Commonweal with family members who are also on the Board of Directors of Commonweal.

           (c) See Item 3.

           (d) To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners of such entities have the right to receive a proportionate share of dividends paid with respect to such shares and the proceeds from the sale of such shares. To the best of the reporting person's knowledge, other than Jane Bainum, the Reporting Person's wife, and Barbara Bainum, Bruce Bainum, Roberta Bainum and Stewart Bainum, Jr., the Reporting Person's children, no other person has such an interest relating to more than 5% of the outstanding class of securities.

           (e) Not applicable.


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CUSIP No. 404-134-10-8                  13D                         Page 5 of 5



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None.


Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     October 5, 1998



                         /s/ Stewart Bainum
                         -----------------------
                         Stewart Bainum